Exhibit 12

H. J. HEINZ COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Three Months
Ended
July 28, 2010
(Thousands of Dollars)

Fixed Charges:
Interest expense*	$67,736
Capitalized interest	1,045
Interest component of rental expense	7,527

Total fixed charges	$76,308

Earnings:
Income from continuing operations before income taxes	$332,791
Add: Interest expense*	67,736
Add: Interest component of rental expense	7,527
Add: Amortization of capitalized interest	84

Earnings as adjusted	$408,138

Ratio of earnings to fixed charges	5.35

*	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.